BAYTEX ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on Wednesday, May 20, 2009

The annual and special meeting of the unitholders of Baytex Energy Trust will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Wednesday, May 20, 2009 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our financial statements for the year ended December 31, 2008, together with the report of the auditors;

2.	fix the number of directors of Baytex Energy Ltd. to be elected at eight (8) members;

3.	select eight (8) nominees for election as directors of Baytex Energy Ltd.;

4.	appoint the auditors and to authorize the directors of Baytex Energy Ltd. to fix their remuneration;

5.	re-appoint Valiant Trust Company as our trustee for a three-year term;

6.	approve, with or without variation, an ordinary resolution to ratify all grants made under our Trust Unit Rights Incentive Plan since May 11, 2008;

7.	approve, with or without variation, an ordinary resolution to approve the unallocated rights under our Trust Unit Rights Incentive Plan and certain amendments to such plan; and

8.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Valiant Trust Company by mail or courier at Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by fax at (403) 233-2857.  In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 31, 2009 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta, this 16th day of April, 2009.

By order of the Board of Directors of

Baytex Energy Ltd.

(signed) Shannon M. Gangl
Corporate Secretary

BAYTEX ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 20, 2009

SOLICITATION OF PROXIES

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting of the unitholders of Baytex Energy Trust to be held at 3:00 p.m. (Calgary time) on Wednesday, May 20, 2009 in the Devonian Room of the Calgary Petroleum Club, located at 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof.

We have two types of securities that entitle holders to vote generally at meetings of unitholders, being trust units and special voting units.  The trust units and the special voting units vote together as a single class on all matters.  Each trust unit is entitled to one vote and each special voting unit is entitled to one vote for each exchangeable share outstanding.  As at March 31, 2009, no special voting units were outstanding.

Forms of proxy must be deposited with Valiant Trust Company (by mail or courier at Suite 310, 606 – 4th  Street S.W., Calgary, Alberta T2P 1T1 or by fax at (403) 233-2857) not less than 48 hours before the time for holding the meeting or any adjournment thereof.  Only unitholders of record at the close of business on March 31, 2009 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of our subsidiary, Baytex Energy Ltd. ("Baytex").  As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting.  To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name.  Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting.  If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records.  Such trust units will likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms.  Trust units held by your broker or their nominee can only be voted upon your instructions.  Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting.  Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting.  Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders.  However, its purpose is limited to instructing the registered unitholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy.  You are asked to complete and return the voting instruction form to them by mail or facsimile.  Alternatively, you can use their website or call their toll-free telephone number to vote your trust units.  They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of trust units to be represented at the meeting.  If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote trust units directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the trust units voted.

REVOCABILITY OF PROXY

You may revoke your proxy at any time prior to a vote.  If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.  To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of our management.  We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement.  In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting.  Where you specify a choice with respect to any matter to be acted upon, the trust units will be voted on any poll in accordance with the specification so made.  If you do not provide instructions, your trust units will be voted in favour of the matters to be acted upon as set out herein.  The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof.  At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value.  As at March 31, 2009, there were 98,478,693 trust units issued and outstanding.  At the meeting, upon a show of hands, every unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every unitholder present in person or by proxy has one vote for each trust unit of which such unitholder is the registered holder.

When any trust unit is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such trust unit, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of unitholders maintained by Valiant Trust Company is entitled to cast such vote.

As at March 31, 2009, our directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,150,318 trust units or approximately 1.2% of the issued and outstanding trust units (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at March 31, 2009, no person or company, beneficially owned, or controlled or directed, directly or indirectly, trust units entitled to more than 10% of the votes which may be cast at the meeting.

QUORUM FOR MEETING

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than five percent (5%) of the outstanding trust units. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the chairman of the meeting. At such meeting, the unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent of the votes cast in respect of the resolution by or on behalf of unitholders present.

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing the Number of Directors of Baytex

The articles of Baytex provide for a minimum of three directors and a maximum of eleven directors.  The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders.  There are currently eight directors on our board of directors (the "Board").  At the meeting, it is proposed that the number of directors of Baytex to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at eight (8).  Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at eight (8).

Election of Directors of Baytex

Unitholders are entitled to nominate for election all of the members of the Board by a vote at a meeting of unitholders held in accordance with our trust indenture.  Following such meeting, Valiant Trust Company, the trustee of Baytex Energy Trust, shall cause the individuals so nominated by the unitholders to be elected as directors of Baytex.

The eight (8) individuals to be nominated for election as directors of Baytex are as follows:

John A. Brussa	R.E.T. (Rusty) Goepel
Raymond T. Chan	Anthony W. Marino
Edward Chwyl	Gregory K. Melchin
Naveen Dargan	Dale O. Shwed

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The following table sets forth the names, ages (at December 31, 2008) and cities of residence of the persons proposed to be nominated for election as our directors, their committee memberships, the date on which each became a director of us (or a predecessor of us), the present occupations and brief biographies of such persons, and the number of our trust units beneficially owned, or controlled or directed, directly or indirectly, by each, the number of trust unit incentive rights held and the market value of such securities.  This information is based partly on our records and partly on information received by us from the nominees.

			Trust Units Owned, Controlled or Directed		Trust Unit Incentive Rights Held		Total Market Value of Trust Units and Trust Unit Incentive Rights (1)
Nominee for Election as Director	Age	Director Since	March 2009	March 2008	March 2009	March 2008	March 2009	March 2008
John A. Brussa Calgary, AB	51	1997	178,320	148,320	59,000	74,000	$2,885,332	$4,396,470
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Brussa holds a Bachelor of Arts degree in History and Economics and a Bachelor of Laws degree. He has been a partner in the Calgary-based energy law firm of Burnet, Duckworth & Palmer LLP since 1987, specializing in the area of taxation.  He is also a director of a number of energy and energy related trusts and companies.  Mr. Brussa is a past governor of the Canadian Tax Foundation.

Raymond T. Chan Calgary, AB	53	1998	310,997	360,997	570,000	570,000	$7,237,955	$13,299,512

Mr. Chan was appointed Executive Chairman of Baytex on January 1, 2009. He originally joined Baytex in October 1998 and has held the following positions: Senior Vice President and Chief Financial Officer (October 1998 to August 2003); President and Chief Executive Officer (September 2003 to November 2007); and Chief Executive Officer (November 2007 to December 2008). Mr. Chan has been a director of Baytex since October 1998. Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including chief financial officer titles at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan holds a Bachelor of Commerce degree and is a chartered accountant.

Edward Chwyl Victoria, BC	65	2003	135,000	70,000	51,000	66,000	$2,038,500	$2,175,310
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Chwyl was appointed Lead Independent Director of Baytex on February 17, 2009.  From September 2003 to December 2008, Mr. Chwyl was our Chairman.  Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering.  He is a retired businessman with over 35 years of experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil and Gas Limited from 1989 to 1998.  Prior thereto, he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Naveen Dargan Calgary, AB	51	2003	100,000	75,000	49,000	44,000	$1,586,500	$2,095,640
Member of: - Audit Committee - Compensation Committee - Nominating and Governance Committee
Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics, a Master of Business Administration degree and a Chartered Business Valuator designation.  He has been an independent businessman since June 2003.  Prior thereto he worked for over 20 years in the investment banking business, finishing his investment banking career as Senior Managing Director and Head of Energy Investment banking for Raymond James Ltd.

R.E.T. (Rusty) Goepel Vancouver, BC	66	2005	83,000	23,000	49,000	64,000	$1,329,800	$1,215,310
Member of: - Audit Committee
Mr. Goepel holds a Bachelor of Commerce (Honours) degree. He is currently Senior Vice President for Raymond James Ltd.  He commenced his career in investment banking in 1968 and was President and co-founder of Goepel Shields & Partners, which later became Goepel McDermid Ltd. and was acquired by Raymond James Ltd. in 2001.

Anthony W. Marino Calgary, AB	48	2009	76,100	5,100	625,000	580,000	$3,538,160	$13,328,578

Mr. Marino was appointed President, Chief Executive Officer and director of Baytex on January 1, 2009. Mr. Marino joined Baytex in November 2004 as Chief Operating Officer and was promoted to President and Chief Operating Officer in November 2007.  Prior to joining Baytex, Mr. Marino was President and Chief Executive Officer of Dominion Exploration Canada Ltd. (a subsidiary of Dominion Resources Inc.). He is a registered professional engineer and a Chartered Financial Analyst, and has over 25 years of experience in the North American oil and gas industry. Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Masters of Business Administration degree from California State University at Bakersfield.

Gregory K. Melchin Calgary, AB	55	2008	Nil	Nil	45,000	Nil	Nil	Nil
Member of: - Audit Committee
Mr. Melchin holds a Bachelor of Science degree (major in accounting) and a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta.  He has also completed the Directors Education Program with the Institute of Corporate Directors.  Mr. Melchin was a member of the Legislative Assembly of Alberta from 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue.  Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.

Dale O. Shwed (2) Calgary, AB	50	1993	208,689	940,178	59,000	44,000	$3,343,904	$21,803,723
Member of: - Reserves Committee
Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He has been President and Chief Executive Officer of Crew Energy Inc. since September 2003.  Prior thereto, he was President and Chief Executive Officer of Baytex Energy Ltd. from 1993 to August 2003.  He commenced his career in the oil and gas industry in 1980.

Notes:

(1)
The "Total Market Value of Trust Units and Trust Unit Incentive Rights" was determined by multiplying the number of Trust Units and the number of Trust Units issuable upon exercise of the Trust Unit Incentive Rights (regardless of vesting and adjusted for the exercise price) held by each nominee by the closing price of the trust units on the Toronto Stock Exchange on March 31, 2009 ($15.10) and March 31, 2008 ($22.78).

(2)
As at March 31, 2008, Mr. Shwed had ownership, control or direction over 455,129 exchangeable shares, each of which was exchangeable for 1.72665 trust units on March 31, 2008.  The number of trust units and total market value of trust units held for Mr. Shwed as at March 31, 2008 assume that the exchangeable shares were exchanged for trust units on such date.  Effective August 29, 2008, all of the outstanding exchangeable shares were exchanged for trust units.

 Additional Disclosure Relating to Proposed Directors

To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder, other than Mr. Shwed who was a director of Echelon Energy Inc., a private company incorporated under the Business Corporations Act (Alberta) which had a receiver-manager appointed over its assets in September of 1999 and Mr. Brussa who was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.

 Appointment of Auditors

Our trust indenture provides that our auditors will be selected at each annual meeting of unitholders.  Accordingly, management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte & Touche LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors of Baytex to fix their remuneration.  Deloitte & Touche LLP have been our auditors since inception.

The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by Deloitte & Touche LLP during fiscal 2008 and 2007:

	Aggregate fees billed ($000s)
	2008	2007
Audit fees	$1,124	$851
Audit-Related Fees	-	-
Tax fees	56	5
All other fees	84	133
Total	$1,264	$989

Audit Fees. Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly results, services in this category for fiscal 2008 and 2007 also include the review of comment letters from Canadian and U.S. regulatory agencies, audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting and review of prospectuses related to an acquisition and equity and debt issuances.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.

Tax Fees. Tax fees included tax planning and various taxation matters.

All Other Fees. During fiscal 2008 and 2007, the services provided in this category consisted only of advisory services associated with property taxes.

 Re-Appointment of Trustee

Pursuant to our trust indenture, unitholders are required to re-appoint Valiant Trust Company or appoint a successor trustee at every third annual meeting of unitholders.  Management is soliciting proxies, in the accompanying form of proxy, in favour of the re-appointment of Valiant Trust Company as our trustee, to hold office for a term of three (3) years.

 Ratification of Certain Grants under the Trust Unit Rights Incentive Plan

In connection with the formation of Baytex Energy Trust in 2003, the Unitholders approved the adoption of a Trust Unit Rights Incentive Plan (the "Incentive Plan") pursuant to which rights to acquire trust units ("Incentive Rights") may be granted to the directors, officers, employees and other service providers of Baytex (collectively, "Service Providers").  The Incentive Plan was amended in both 2005 and 2007 with the approval of our Unitholders.  For a complete description of the Incentive Plan, see "Executive Compensation – Trust Unit Rights Incentive Plan".

On May 11, 2005, the Unitholders approved an amendment to the Incentive Plan to change the maximum number of trust units that could be issued under the plan from a fixed number to 10% of the number of issued and outstanding trust units (on a non-diluted basis) at the relevant time.  This type of plan is referred to as a "reloading plan" under the rules of the Toronto Stock Exchange.

The rules of the Toronto Stock Exchange require that all unallocated rights, options or other entitlements under "reloading plans" be approved by an issuer's directors and equity security holders every three years (i.e., in the case of the Incentive Plan, by May 11, 2008).  As such approval was not sought in a timely manner, the rules of the Toronto Stock Exchange require that any Incentive Rights granted under the Incentive Plan on or after May 11, 2008 be ratified by Unitholders.

At the meeting, Unitholders will be asked to pass an ordinary resolution ratifying the granting of all Incentive Rights during the period from May 11, 2008 to March 31, 2009.  The following table summarizes the grants that Unitholders are being asked to ratify:

Type of Service Provider	Number of Grantees	Number of Incentive Rights Granted	Weighted Average Grant Price ($)
Non-management Directors	6	120,000	20.53
Officers	9	840,000	17.09
Employees	182	1,474,100	17.92
Consultants	198	176,850	17.97
Total	395	2,610,950	17.78

Each of these grants has a five-year term with the holder's entitlement vesting as to one-third on each of the first, second and third anniversaries of the grant date.  If the Unitholders do not approve the ordinary resolution, all Incentive Rights granted on or after May 11, 2008 will be cancelled.

 Text of Resolution

At the meeting, Unitholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to ratify the Incentive Rights granted since May 11, 2008:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF BAYTEX ENERGY TRUST THAT:

1.
The 2,610,950 Incentive Rights with a weighted average grant price of $17.78 per Incentive Right granted to 395 Service Providers during the period from May 11, 2008 to March 31, 2009 are hereby ratified and approved.

2.
Any director or officer of Baytex Energy Ltd. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by Unitholders at the meeting.  It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies in favour of the above resolution.

Approval of Unallocated Rights Under and Amendments to the Trust Unit Rights Incentive Plan

In connection with the formation of Baytex Energy Trust in 2003, the Unitholders approved the adoption of the Incentive Plan.  The Incentive Plan was amended in both 2005 and 2007 with the approval of our Unitholders.  For a complete description of the Incentive Plan, see "Executive Compensation – Trust Unit Rights Incentive Plan".

In 2005, the Incentive Plan was amended (with the approval of the Unitholders) to change the maximum number of trust units that could be issued under the plan from a fixed number to 10% of the number of issued and outstanding trust units (on a non-diluted basis) at the relevant time.  This type of plan is referred to as a "reloading plan" under the rules of the Toronto Stock Exchange.

Pursuant to the rules of the Toronto Stock Exchange, all unallocated rights, options or other entitlements under "reloading plans" must be approved by an issuer's directors and equity security holders every three years.  As a result, Unitholders will be asked at the meeting to pass an ordinary resolution to approve all unallocated Incentive Rights under the Incentive Plan.

The Incentive Plan is an important component of the compensation program at Baytex.  In order to attract and retain qualified staff in a competitive marketplace, it is imperative that Baytex have a long-term incentive plan, such as the Incentive Plan.  The Incentive Plan also aligns the interests of Service Providers with Unitholders as it provides an incentive for these Service Providers to maximize total unitholder return.

If the ordinary resolution is passed at the meeting, we will be required to seek similar approval from the Unitholders no later than May 20, 2012.  If the Unitholders do not approve the ordinary resolution, all unallocated Incentive Rights outstanding as of the date of the meeting will be cancelled and we will not be permitted to grant further Incentive Rights under the Incentive Plan (including in respect of currently outstanding Incentive Rights which are subsequently cancelled) until such time as the required Unitholder approval has been obtained in the future.  In such case, all Incentive Rights that have been allocated and granted as of the date of the meeting that have not yet been exercised will continue unaffected in accordance with their current terms.

As of March 31, 2009, there were 8,519,410 Incentive Rights outstanding (including the 2,610,950 Incentive Rights that were granted subject to Unitholder approval), representing 8.65% of the issued and outstanding trust units on that date, leaving 1,328,459 trust units (representing 1.35% of the issued and outstanding Trust Units on that date) reserved and available for issuance upon the exercise of Incentive Rights that may be granted in the future.

Effective March 9, 2009, our Board unanimously approved, subject to the approval of Unitholders and the TSX, the following amendments to the Incentive Plan:

•	the addition of a limitation specifying that the value of Incentive Rights that can be granted to any one non-management director during a calendar year cannot exceed $100,000;

•	to permit the exercise price of Incentive Rights to be established in U.S. dollars, based on the trading price of our trust units on the New York Stock Exchange;

•
the modification of the exercise price adjustment mechanism to specifically exclude adjustments for a distribution of trust units pursuant to our trust indenture that is followed by a consolidation of the trust units;

•
to permit the Board to delegate the administration of the Incentive Plan (or any part thereof) to a committee of the Board and to permit the Board (or its delegatee) to delegate the administration of the Incentive Plan (or any part thereof) to the Chief Executive Officer of Baytex pursuant to rules of procedure fixed by the Board or its committee, as applicable;

•
to require the approval of Unitholders for the following types of amendments to the Incentive Plan or any Incentive Rights granted under the Incentive Plan:  (a) the reduction of the exercise price of any outstanding Incentive Rights (previously this was only required for Incentive Rights held by insiders); (b) the cancellation and re-issuance of any Incentive Rights granted pursuant to the Incentive Plan; (c) the extension of the expiry date of any outstanding Incentive Rights (previously this was only required for Incentive Rights held by insiders); (d) any increase in the limits regarding the participation of non-management directors under the Incentive Plan; and (e) the re-introduction of non-management directors as participants under the Incentive Plan;

•	to permit the conditional exercise of Incentive Rights in anticipation of the occurrence of a "change of control"; and

•
to permit the exchange of Incentive Rights for similar securities of a "new entity" in the event of a capital reorganization, amalgamation, merger or sale of substantially all of our assets, subject to the receipt of all required regulatory and unitholder approvals.

In addition, the Board approved certain other housekeeping amendments that do not require the approval of Unitholders.  The TSX has conditionally approved the amendments to the Incentive Plan.  A copy of the Incentive Plan, as amended, is accessible on the SEDAR website at www.sedar.com (filed on March 26, 2009 under the filing category Security holders documents).

The Board has determined that the continuation of the Incentive Plan and the amendments to the Incentive Plan are in the best interests of Baytex Energy Trust and its Unitholders and unanimously recommends that Unitholders vote in favour of the resolution outlined below.

 Text of Resolution

At the meeting, Unitholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the unallocated Incentive Rights under the Incentive Plan and certain amendments to the Incentive Plan:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF BAYTEX ENERGY TRUST THAT:

1.	All unallocated rights to acquire trust units of Baytex Energy Trust under its Trust Unit Rights Incentive Plan (the "Incentive Plan") are hereby approved and authorized until May 20, 2012.

2.
The amendments to the Incentive Plan, as described in the Information Circular - Proxy Statement of Baytex Energy Trust dated April 16, 2009, with such other conforming changes as the Board of Directors of Baytex Energy Ltd. considers necessary or appropriate, are hereby approved.

3.
Any director or officer of Baytex Energy Ltd. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by Unitholders at the meeting.  It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies in favour of the above resolution.

DIRECTOR COMPENSATION

Our Board, through its Compensation Committee, is responsible for the development and implementation of a compensation plan for the directors of Baytex who are not also officers of Baytex (the "independent directors").  Officers of Baytex who are also directors are not paid any compensation for acting as a director.

The main objectives of our directors' compensation plan are:  (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of a peer group of energy trusts; and (c) to align the interests of directors with the Unitholders.  To meet and maintain these objectives, the Compensation Committee annually performs a review of the compensation plan, which includes surveying the compensation paid to directors of a peer group of energy trusts (see "Compensation Discussion and Analysis" for a listing of the peer group members).  The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.  The Compensation Committee did not recommend (and the Board did not approve) any changes to the cash retainers and fees for 2008 or 2009 (other than the establishment of an additional annual retainer of $20,000 for the position of Lead Independent Director in February 2009).

The following table sets forth the principal elements of the compensation plan for the year ended December 31, 2008.  In addition, independent directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Board Retainer - Annual	30,000
Additional Chair Retainers – Annual: Board Audit Compensation Nominating and Governance Reserves	20,000 20,000 5,000 5,000 5,000
Meeting Attendance Fee	1,500

Independent directors are also eligible to receive Incentive Rights granted under our Incentive Plan, provided that the aggregate number of Incentive Rights granted to independent directors cannot exceed 1% of the issued and outstanding trust units (plus the number of trust units that may be issued on the exchange of any outstanding exchangeable shares).  At the meeting, Unitholders will be asked to approve certain amendments to the Incentive Plan, including the addition of a limitation specifying that the value of Incentive Rights that can be granted to any one non-management director during a calendar year cannot exceed $100,000.  See "Matters to be Acted Upon at the Meeting – Approval of Unallocated Rights Under and Amendments to the Trust Unit Rights Incentive Plan".  As at December 31, 2008, the independent directors held an aggregate of 352,000 Incentive Rights, which represents 0.36% of the issued and outstanding trust units as at such date.  For information regarding the outstanding Incentive Rights held by the independent directors, see "Outstanding Option-based and Share-based Awards" and "Incentive Plan Awards – Value Vested or Earned during the Year" below.

The following table sets forth the cash retainers and fees that were paid to each of our independent directors during the year ended December 31, 2008.  Directors' fees are paid on a quarterly basis.

Name	Board Retainer ($)	Chair of Board Retainer ($)	Committee Chair Retainer ($)	Meeting Attendance Fees ($)	Total Fees Earned ($)
John A. Brussa	30,000	-	5,000	15,000	50,000
Edward Chwyl	30,000	20,000	5,000	13,500	68,500
Naveen Dargan	30,000	-	20,000	21,000	71,000
R.E.T. (Rusty) Goepel	30,000	-	-	13,500	43,500
Gregory K. Melchin(1)	22,500	-	-	9,000	31,500
Dale O. Shwed	30,000	-	5,000	16,500	51,500

 Note:

(1)	Mr. Melchin was elected as a director of Baytex on May 20, 2008.

 Summary Compensation Table

The following table sets forth the total compensation paid to the independent directors for the year ended December 31, 2008.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1)(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John A. Brussa(3)	50,000	-	29,550	-	-	-	79,550
Edward Chwyl	68,500	-	29,550	-	-	-	98,050
Naveen Dargan	71,000	-	29,550	-	-	-	100,550
R.E.T. (Rusty) Goepel	43,500	-	29,550	-	-	-	73,050
Gregory K. Melchin	31,500	-	179,550	-	-	-	211,050
Dale O. Shwed	51,500	-	29,550	-	-	-	81,050

 Notes:

(1)
Pursuant to our Incentive Plan, each independent director was granted Incentive Rights to acquire 15,000 trust units at a price of $17.97 per unit on October 16, 2008.  A binomial lattice model was used to calculate the estimated fair value of these rights.  The following assumptions were used for the calculation:  expected annual exercise price reduction of $2.64; expected volatility of 29.1%; and risk-free interest rate of 3.29%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted under our Incentive Plan.  The amounts shown in the table above for these grants were calculated by multiplying the number of Incentive Rights granted by the estimated fair value of $1.97 per right.

(2)
Pursuant to our Incentive Plan, Mr. Melchin was granted Incentive Rights to acquire 30,000 trust units at a price of $28.21 per unit on May 20, 2008 (the date he was first elected a director).  A binomial lattice model was used to calculate the estimated fair value of these rights.  The following assumptions were used for the calculation:  expected annual exercise price reduction of $2.64; expected volatility of 27.7%; and risk-free interest rate of 3.22%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted our Incentive Plan.  The amount shown in the table above for this grant was calculated by multiplying the number of Incentive Rights granted by the estimated fair value of $5.00 per right.

(3)	Mr. Brussa is a partner at the law firm of Burnet, Duckworth & Palmer LLP, which receives fees for the provision of legal services to Baytex and Baytex Energy Trust.

12

 Outstanding Option-based and Share-based Awards

The following table sets forth for each independent director all option-based and share-based awards outstanding as at December 31, 2008.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
		At Grant Date ($)	At Year-end ($)
John A. Brussa	15,000 12,000 12,000 10,000 10,000	17.97 19.58 22.51 15.17 12.75	17.41 16.65 17.18 7.87 3.90	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010 Dec. 13, 2009	175,300	-	-
Edward Chwyl	15,000 18,000 18,000 15,000 15,000	17.97 19.58 22.51 15.17 12.75	17.41 16.65 17.18 7.87 3.90	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010 Dec. 13, 2009	262,950	-	-
Naveen Dargan	15,000 12,000 12,000 10,000 10,000	17.97 19.58 22.51 15.17 12.75	17.41 16.65 17.18 7.87 3.90	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010 Dec. 13, 2009	175,300	-	-
R.E.T. (Rusty) Goepel	15,000 12,000 12,000 10,000	17.97 19.58 22.51 15.17	17.41 16.65 17.18 7.87	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	67,800	-	-
Gregory K. Melchin	15,000 30,000	17.97 28.21	17.41 26.45	Oct. 16, 2013 May 20, 2013	nil	-	-
Dale O. Shwed	15,000 12,000 12,000 10,000 10,000	17.97 19.58 22.51 15.17 12.75	17.41 16.65 17.18 7.87 3.90	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010 Dec. 13, 2009	175,300	-	-

 Notes:

(1)
Pursuant to our Incentive Plan, the exercise price of an Incentive Right is reduced to account for distributions paid on the trust units subsequent to the grant date, provided that certain performance benchmarks are achieved.  See "Executive Compensation – Trust Unit Rights Incentive Plan".

(2)	Calculated based on the difference between the closing price of the trust units on the TSX on December 31, 2008 (being $14.65) and the exercise price of the Incentive Rights on December 31, 2008.

 Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for each independent director the value of option-based and share-based awards which vested during the year ended December 31, 2008 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John A. Brussa	66,273	-	-
Edward Chwyl	99,410	-	-
Naveen Dargan	66,273	-	-
R.E.T. (Rusty) Goepel	297,473	-	-
Gregory K. Melchin	-	-	-
Dale O. Shwed	66,273	-	-

 Note:

(1)	Calculated based on the difference between the closing price of the trust units on the TSX on the vesting date and the exercise price of the Incentive Rights on the vesting date.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors of Baytex (the "Committee") is responsible for reviewing matters relating to human resource policies and compensation programs.  The Committee has established the following objectives for the compensation program:  to award compensation that is commensurate with performance; to align the interests of management with the unitholders; and to attract and retain highly capable individuals.

The Committee also recommends the total compensation of all of the officers of Baytex to the Board for approval.  The Committee meets at least annually with the Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.

The Committee met twice in the fourth quarter of 2008 to establish bonuses and long-term incentive plan awards for 2008 performance and base salaries for 2009.  In establishing overall compensation levels, the Committee considered corporate and individual performance during the year ended December 31, 2008 and competitive factors in the local marketplace.

 Performance

In establishing overall compensation levels, the Committee first assesses performance at the corporate level.  Commonly used measures for assessing corporate performance include total unitholder return, the cost of adding reserves (commonly referred to as finding, development and acquisition costs) and the actual historic cash flow from producing the reserves relative to the cost of finding, developing and acquiring reserves (commonly referred to as the recycle ratio).  The Committee then assesses the individual performance of the Chief Executive Officer and each of the other officers of Baytex.  The Chief Executive Officer assists the Committee with the performance assessment of the other officers.

The following table presents the total return (assuming reinvestment of distributions and dividends) for each of Baytex Energy Trust, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Composite Index for the periods indicated.

Period	Baytex Energy Trust	S&P/TSX Capped Energy Trust Index	S&P/TSX Composite Index
Year ended December 31, 2008	-13.0%	-27.3%	-32.6%
Five-year period ended December 31, 2008 (annualized)	19.2%	7.1%	4.1%

 Competitive Factors

For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry.  To understand compensation practices in the marketplace, the Committee, with assistance from the Chief Executive Officer, performs a comparative compensation analysis for our officers and employees on an annual basis.

As part of the comparative compensation analysis, the Committee is provided with (i) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (ii) a summary (based on publicly available information) of the compensation paid to officers at 15 Canadian energy trusts prepared by the Chief Executive Officer at the direction of the Committee.  For 2008, the members of the peer group were:  Advantage Energy Income Fund; ARC Energy Trust; Bonavista Energy Trust; Canadian Oil Sands Trust; Crescent Point Energy Trust; Daylight Resources Trust; Enerplus Resources Fund; Freehold Royalty Trust; Harvest Energy Trust; Paramount Energy Trust; Penn West Energy Trust; Peyto Energy Trust; Progress Energy Trust; Provident Energy Trust; and Vermilion Energy Trust.  Except for participation in the annual industry compensation survey, no fees were paid to a compensation consultant or advisor during the year ended December 31, 2008.

As a final check on the competitiveness of overall compensation at Baytex, the Committee compares our general and administrative costs per unit of production to the average for the members of the peer group listed above.  The Committee's expectation is that our general and administrative costs per unit of production should approximate the average for the peer group.  Based on publicly reported data for the three month period ended September 30, 2008, our general and administrative costs per unit of production were slightly below the average for the peer group.

 Compensation Program Components

Executive compensation at Baytex consists of essentially four components: (1) base salary; (2) bonuses; (3) long-term incentive compensation; and (4) other benefits.  Each of these compensation components is summarized in the following sections.

 Base Salaries

Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The Committee ensures that the base salaries for the Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry.  As described above under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry specific compensation data.

The Committee met in December, 2008 to establish base salaries for the officers for 2009.  In recognition of the volatility in financial markets and deteriorating economic conditions in the second half of 2008 and notwithstanding Baytex's relative outperformance during 2008, the Committee determined that it would be prudent to maintain the base salaries of all officers for 2009 at 2008 levels.

 Bonuses

An annual bonus may be paid based on the Committee's subjective assessment of Baytex Energy Trust's general performance and each officer's contribution to such performance.  In a year where Baytex experiences significant growth resulting in a change to its peer group for comparison purposes, a bonus payment may be used to adjust the total cash compensation of the officers to reflect overall compensation levels at the new peer group.  In the oil and gas industry, there is generally a direct relationship between corporate size and total cash compensation.

Based on relative outperformance on a total return basis (for the one and five-year periods ended December 31, 2008) and a finding, development and acquisition cost and recycle ratio basis (for the one and three-year periods ended December 31, 2007) and management's preliminary assessment of finding, development and acquisition costs and recycle ratio for the year ended December 31, 2008, the Committee determined that the payment of an annual bonus was warranted.

 Long-Term Incentive Compensation

Baytex's long-term incentive compensation program is achieved through the granting of Incentive Rights.  The Committee believes that the granting of Incentive Rights serves to motivate officers and employees to achieve Baytex Energy Trust's strategic objectives and to align the interests of officers and employees with the interests of the unitholders.  Incentive Rights are granted with a five-year term and vest as to one-third on each of the first, second and third anniversaries of the grant date, which provides a form of incentive for employees to continue to work at Baytex.  For further information, see "Executive Compensation – Trust Unit Rights Incentive Plan".

 Other Benefits

The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life and disability insurance and extended health and dental coverage.  Officers also receive parking and certain perquisites.

Baytex has established a Savings Plan to assist its employees in meeting their savings goals.  Under this plan, employees contribute a percentage of their gross salary to the plan each pay period.  Baytex matches each employee's contributions to a maximum of 10% of their gross salary.  Baytex's contributions vest immediately in favour of the employee.  The employee contributions are allocated by the employee to either an RRSP or a spousal RRSP.  Baytex's contributions are allocated by the employee to an RRSP, a spousal RRSP, an investment account or a health spending account.  Employees are provided with a suite of professionally managed investment funds in which to invest the contributions.

 Summary

The Committee believes that long term unitholder value is enhanced by compensation based upon corporate performance achievements.  Through the plans described above, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.

 Performance Graph

The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex Energy Trust, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Composite Index on December 31, 2003, assuming reinvestment of dividends and distributions.

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008
Baytex Energy Trust	100	134	209	291	276	240
S&P/TSX Capped Energy Trust Index	100	131	195	188	194	141
S&P/TSX Composite Index	100	113	141	165	181	122

Our total return for the year ended December 31, 2008 of -13.0% compared favourably to both the S&P/TSX Capped Energy Trust Index (-27.3%) and the S&P/TSX Composite Index (-32.6%).  The base salaries for our Named Executive Officers (as defined below) for the year ended December 31, 2008, which were established in December 2007, increased on average by 7.3% from 2007 levels.  The cash bonuses paid to our Named Executive Officers for the year ended December 31, 2008, which were established in December 2008, were maintained at 2007 levels.  The change in the value of the Incentive Rights held by the Named Executive Officers was aligned with the trend shown in the above graph.  The value of the Incentive Rights increased significantly in the first half of 2008, followed by a significant reduction or, in the case of certain grants, elimination of the "in-the-money" position in the second half of 2008.

In recognition of the volatility in financial markets and deteriorating economic conditions in the second half of 2008 and notwithstanding Baytex's relative outperformance during 2008, the Committee determined that it would be prudent to maintain the base salaries of all officers for 2009 at 2008 levels.

Option-based Awards

The Committee has been delegated the authority to administer the Incentive Plan, including the granting of Incentive Rights.  In determining the number of Incentive Rights to be granted to a newly appointed officer, the Committee considers the responsibilities and functions of the officer, individual performance (to the extent the individual was previously employed by Baytex) and competitive factors in the marketplace.  The Committee also considers the recommendation of the individual the officer reports to and the number of Incentive Rights that have been awarded to other officers at Baytex.

In determining the number of Incentive Rights to be granted to a current officer, the Committee's general practice is for the new grant of Incentive Rights to approximate the number of Incentive Rights that vested and became exercisable during the preceding twelve-month period.  This practice is an attempt to replace the incentive for employees to continue to work at Baytex that is lost when Incentive Rights vest and become exercisable.  The Committee then adjusts such amount based on its assessment of the officer's individual performance (with input from the the individual the officer reports to), the overall performance of Baytex Energy Trust and competitive factors in the marketplace.

EXECUTIVE COMPENSATION

 Summary Compensation Table

The following table sets forth for the year ended December 31, 2008 information concerning the compensation paid to our Chief Executive Officer and Chief Financial Officer and the three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) as at the end of such year whose total compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers").

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation(2)		Pension value ($)	All other compensation(3) ($)
					Annual incentive plans(2) ($)	Long-term incentive plans ($)			Total compensation ($)
Raymond T. Chan (4)(5) Chief Executive Officer	2008	525,000	-	-	430,000	-	-	52,500	1,007,500
Anthony W. Marino (4) President and Chief Operating Officer	2008	400,000	-	236,400	300,000	-	-	40,000	976,400
W. Derek Aylesworth Chief Financial Officer	2008	295,000	-	147,750	200,000	-	-	29,500	672,250
Randal J. Best Senior Vice President, Corporate Development	2008	285,000	-	147,750	175,000	-	-	28,500	636,250
Stephen Brownridge Vice President, Heavy Oil	2008	250,000	-	197,000	175,000	-	-	25,000	647,000

 Notes:

(1)
Pursuant to our Incentive Plan, each Named Executive Officer was granted Incentive Rights to acquire trust units at a price of $17.97 per unit on October 16, 2008.  A binomial lattice model was used to calculate the estimated fair value of these rights.  The following assumptions were used for the calculation:  expected annual exercise price reduction of $2.64; expected volatility of 29.1%; and risk-free interest rate of 3.29%.  The model calculates the fair values based on an optimal strategy, resulting in various expected lives for the Incentive Rights, subject to the maximum term of five years permitted under our Incentive Plan.  The amounts shown in the table above for these grants were calculated by multiplying the number of Incentive Rights granted by the estimated fair value of $1.97 per right.

(2)
The amounts shown in the table above represent the annual bonus awarded for 2008 and were paid, at the option of the Named Executive Officer, in either December 2008 or January 2009.  See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

(3)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan.  See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".  The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

(4)	On November 13, 2008, Baytex announced that effective January 1, 2009 Mr. Chan would be appointed Executive Chairman and that Mr. Marino would be promoted to President and Chief Executive Officer.
(5)
Mr. Chan was granted Incentive Rights to acquire 150,000 trust units at a price of $17.97 per unit on October 16, 2008.  As a result of the pending change in Mr. Chan's responsibilities (as described in Note 4 above), he voluntarily surrendered these rights for cancellation on December 22, 2008.

 Outstanding Option-based and Share-based Awards

The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding as at December 31, 2008.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
		At Grant Date ($)	At Year-end ($)
Raymond T. Chan	150,000 150,000 150,000 120,000	19.58 22.51 15.17 12.75	16.65 17.18 7.87 3.90	Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010 Dec. 13, 2009	2,307,000	-	-
Anthony W. Marino	120,000 120,000 100,000 120,000 240,000	17.97 19.58 22.51 15.17 12.00	17.41 16.65 17.18 7.87 2.67	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010 Sept. 7, 2009	3,688,800	-	-
W. Derek Aylesworth	75,000 75,000 75,000 200,000	17.97 19.58 22.51 15.17	17.41 16.65 17.18 7.87	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	1,356,000	-	-
Randal J. Best	75,000 75,000 75,000 60,000 25,000	17.97 19.58 22.51 15.17 12.75	17.41 16.65 17.18 7.87 3.90	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010 Dec. 13, 2009	675,550	-	-
Stephen Brownridge	100,000 65,000 65,000 33,334	17.97 19.58 22.51 15.17	17.41 16.65 17.18 7.87	Oct. 16, 2013 Nov. 12, 2012 Oct. 2, 2011 Oct. 24, 2010	226,005	-	-

 Notes:

(1)
Pursuant to our Incentive Plan, the exercise price of an Incentive Right is reduced to account for distributions paid on the trust units subsequent to the grant date, provided that certain performance benchmarks are achieved.  See "Trust Unit Rights Incentive Plan".

(2)	Calculated based on the difference between the closing price of the trust units on the TSX on December 31, 2008 (being $14.65) and the exercise price of the Incentive Rights on December 31, 2008.

 Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2008 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Raymond T. Chan	921,500	-	430,000
Anthony W. Marino	688,800	-	300,000
W. Derek Aylesworth	926,167	-	200,000
Randal J. Best	404,900	-	175,000
Stephen Brownridge	529,633	-	175,000

 Notes:

(1)	Calculated based on the difference between the closing price of the trust units on the TSX on the vesting date and the exercise price of the Incentive Rights on the vesting date.
(2)
The amounts shown in the table above represent the annual bonus awarded for 2008 and were paid, at the option of the Named Executive Officer, in either December 2008 or January 2009.  See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

 Trust Unit Rights Incentive Plan

In connection with the formation of Baytex Energy Trust in 2003, unitholders approved the adoption of a trust unit rights incentive plan pursuant to which rights to acquire trust units may be granted to the directors, officers, employees and other service providers of Baytex Energy Trust and its subsidiaries.  At the meeting, unitholders are being asked to pass an ordinary resolution to approve all unallocated Incentive Rights under and certain amendments to the Incentive Plan.  See "Matters to be Acted Upon at the Meeting – Approval of Unallocated Rights Under and Amendments to the Trust Unit Rights Incentive Plan".

Listed below is a summary of the principal terms of the Incentive Plan.  A copy of the Incentive Plan, which includes the proposed amendments, is accessible on the SEDAR website at www.sedar.com (filed on March 26, 2009 under the filing category Security holders documents).  An item mark with a * indicates that it will be effected by the proposed amendments.  See "Matters to be Acted Upon at the Meeting – Approval of Unallocated Rights Under and Amendments to the Trust Unit Rights Incentive Plan" for a description of the amendments.

Limitation on Trust Units Reserved:  The Incentive Plan reserves a maximum of 10% of the aggregate number of our issued and outstanding trust units plus the number of trust units which may be issued on the exchange of all outstanding exchangeable shares (collectively, the "Total Units").

Eligible Participants:  The directors, officers, employees and other service providers of Baytex Energy Trust and its subsidiaries are eligible to participate in the Incentive Plan.

*Limitations on Grants:  The Incentive Plan contains the following limitations:  (i) the aggregate number of trust units issuable to non-management directors at any time under the Incentive Plan cannot exceed 1% of the Total Units; (ii) the aggregate number of Incentive Rights held by any one holder at any given time cannot exceed 1% of the Total Units; and (iii) the aggregate number of trust units issued to insiders within any one-year period or issuable to insiders at any time under the Incentive Plan and any other security based compensation arrangements cannot exceed 10% of the Total Units.

Exercise Period:  Incentive Rights granted under the Incentive Plan may be exercised during a period not exceeding five (5) years from the date upon which they were granted (the "Exercise Period").  If the expiry date of any Incentive Right falls within any period of time during which certain persons may not trade in securities of Baytex Energy Trust (a "Blackout Period") (or within ten business days following the end of any Blackout Period), then the expiry date of any Incentive Right held by any person subject to a Blackout Period shall be extended to the date that is ten business days following the end of such Blackout Period.

Vesting Provisions:  Under the terms of the Incentive Plan, the Board has the authority to determine the manner in which the Incentive Rights vest and become exercisable.  The Board's historical practice has been for Incentive Rights to vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date.  The Incentive Plan also provides that the vesting provisions will be accelerated upon the occurrence of a "change of control" (as described below).

*Grant Price:  The grant price (the "Grant Price") for any Incentive Rights granted under the Incentive Plan is the volume weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days prior to the grant date.

*Exercise Price:  The exercise price ("Exercise Price") of an Incentive Right is calculated by deducting from the Grant Price all monthly distributions, on a per trust unit basis, made by us after the grant date where all such monthly distributions represent a return of more than 0.833% of our recorded cost of oil and natural gas properties less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of that month.  In no event shall the Exercise Price be less than $1.00 per right.

Termination:  Upon any holder of Incentive Rights ceasing to be a Service Provider for any reason whatsoever, other than for cause or death, during the Exercise Period, all Incentive Rights which have not vested at such date shall terminate and become null and void, and such holder of Incentive Rights shall have until the earlier of: (a) 30 days from the date such holder ceased to be a Service Provider; or (b) the end of the Exercise Period, to exercise the portions of any outstanding Incentive Rights which have vested and, at the expiration of such 30-day period, any vested Incentive Rights which have not been exercised will terminate and become null and void.  Upon the termination of any Service Provider for cause, our Board may, in its sole discretion, determine that all vested Incentive Rights which have not been exercised shall immediately terminate and become null and void.  Upon the death of a Service Provider during the Exercise Period, any Incentive Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder will have until the earlier of: (a) six (6) months from the date of the death of such holder; or (b) the end of the Exercise Period, to exercise those outstanding Incentive Rights which had vested as at the date of death and, at the expiration of such six-month period, any vested Incentive Rights which have not been exercised will terminate and become null and void.

*Change of Control:  On the effective date of a "change of control" of Baytex Energy Trust or Baytex, the vesting provisions applicable to outstanding Incentive Rights shall be accelerated such that all unvested Incentive Rights shall immediately become exercisable.  A "change of control" includes: (a) a successful take-over bid pursuant to which the offering party acquires ownership of more than fifty percent (50%) of the outstanding Total Units or common shares of Baytex; (b) the issuance to or acquisition by any person, or group of persons acting in concert, of fifty percent (50%) or more of the outstanding Total Units; (c) the sale of all or substantially all of the assets of Baytex; and (d) the termination of Baytex Energy Trust, provided that a "change of control" shall be deemed to not have occurred pursuant to an arrangement, merger or other from of reorganization of Baytex Energy Trust where the holders of the outstanding voting securities or interests of Baytex Energy Trust immediately prior to the completion of the reorganization will hold more than ninety percent (90%) of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization or if a majority of the Board determines that in substance the arrangement, merger or reorganization are such that a change of control should be deemed to not have occurred.

Assignment:  Incentive Rights may not be transferred or assigned.

Financial Assistance:  No financial assistance will be provided to Service Providers by Baytex Energy Trust or any of its affiliates to facilitate the exercise of Incentive Rights.

*Amendment:  Subject to the approval of the Toronto Stock Exchange, the Incentive Plan may be amended, modified or terminated by the Board without the approval of unitholders, provided that the following types of amendments must be approved by unitholders: (a) any increase in the percentage of trust units reserved for issuance under the plan; (b) any reduction in the exercise price of any outstanding Incentive Rights held by insiders; (c) any extension of the term of any outstanding Incentive Rights held by insiders beyond the original expiry date of such rights; (d) any amendment that would permit a holder to transfer or assign Incentive Rights (other than in the case of death of the holder); (e) any amendment to increase the number of trust units that may be issued to insiders; or (f) any amendment to the amendment provision of the Incentive Plan.  In addition, no amendment to the Incentive Plan or any outstanding Incentive Rights may be made without the consent of the holder of such rights if such amendment adversely alters or impairs such holder's Incentive Rights.

 Pension Plan Benefits

We do not have any pension plans for our employees.  We have established a Savings Plan to assist employees in meeting their savings goals.  See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".

 Employment Contracts

Baytex has entered into employment agreements with each of the Named Executive Officers that provide for certain payments to be made upon the occurrence of a "change of control" of Baytex.  For these purposes, a "change of control" means (i) any change in ownership of the outstanding trust units which results in any person or group of persons acting jointly or in concert owning or controlling, directly or indirectly, more than fifty percent (50%) of the outstanding trust units; (ii) a change in the composition of our Board such that the directors elected at the last annual meeting cease to constitute a majority of the directors; (iii) the sale, lease or transfer of all or substantially all of Baytex's assets to any other person(s); or (iv) any determination by a majority of the independent directors elected at the last annual meeting that a change of control has occurred or is about to occur.

The following table shows the compensation arrangements that would be provided to the Named Executive Officers in the event of a change of control.

Termination Event	Applies to	Arrangement
Change of Control	Chief Executive Officer
Base Salary:  to receive 30 months base salary.
Bonus Consideration:  to receive 2.5 times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans:  to receive 30 times the monthly payments made by Baytex.
Incentive Rights:  vesting is accelerated on the effective date of the change of control.

Change of Control and Termination without cause or Constructive Dismissal or Involuntary Relocation(1)	All other Named Executive Officers
Base Salary:  to receive 24 months base salary.
Bonus Consideration:  to receive two times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans:  to receive 24 times the monthly payments made by Baytex.
Incentive Rights:  vesting is accelerated on the effective date of the change of control.

 Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated.

The following table sets forth the estimated incremental payments (rounded to the nearest thousand dollars) that would be made to each of the Named Executive Officers assuming that a change of control event (as described in the table above) occurred on December 31, 2008.

Name	Severance Period (years)	Salary	Bonus	Benefits and Perquisites	Incentive Rights(1)	Total Incremental Payment
Raymond T. Chan	2.5	1,313,000	1,075,000	166,000	-	2,554,000
Anthony W. Marino	2.0	800,000	600,000	103,000	-	1,503,000
W. Derek Aylesworth	2.0	590,000	400,000	82,000	-	1,072,000
Randal J. Best	2.0	570,000	350,000	80,000	-	1,000,000
Stephen Brownridge	2.0	500,000	350,000	65,000	-	915,000

 Note:

(1)
On the effective date of the change of control, any unvested Incentive Rights vest and become immediately exercisable.  Based on the the closing price of the trust units on the TSX on December 31, 2008 (being $14.65) and the exercise price of the unvested Incentive Rights on December 31, 2008, none of the unvested Incentive Rights held by the Named Executive Officers were "in-the-money".

 Liability Insurance of Directors and Officers

We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law.  This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex.  All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all.  The cost of this insurance in 2008 was $640,125 per annum.

In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties.  Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table outlines all compensation plans under which equity securities of Baytex Energy Trust are authorized for issuance as of December 31, 2008.

	Number of Trust Units to be Issued Upon Exercise of Outstanding Rights	Weighted-Average Exercise Price of Outstanding Rights	Number of Trust Units remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by unitholders(1)	6,131,522	$13.45	N/A
Equity compensation plans not approved by unitholders(1)(2)	2,316,950	$17.58	1,320,061
Total	8,448,472	$14.58	1,320,061

 Notes:

(1)	The only compensation plan under which equity securities of Baytex Energy Trust may be issued is the Incentive Plan. See "Executive Compensation – Trust Unit Rights Incentive Plan".
(2)
The Incentive Plan reserves for issuance a maximum of 10% of the Total Units outstanding at any given time.  At the meeting, unitholders are being asked to pass ordinary resolutions to ratify the granting of all Incentive Rights since May 11, 2008 and approve all unallocated Incentive Rights under and certain amendments to the Incentive Plan.  See "Matters to be Acted Upon at the Meeting – Ratification of Certain Grants under the Trust Unit Rights Incentive Plan" and " – Approval of Unallocated Rights Under and Amendments to the Trust Unit Rights Incentive Plan".

TRUST UNIT OWNERSHIP GUIDELINES

On March 9, 2009, the Board approved trust unit ownership guidelines for the Chief Executive Officer and the independent directors.  The Chief Executive Officer is required to acquire and hold trust units having a market value equal to three times annual base salary, with such ownership level to be attained within a period of two years from the date of appointment or March 9, 2011, whichever is later.  The independent directors are required to acquire and hold trust units having a market value equal to three times the annual retainer, with such ownership level to be attained within a period of three years from their date of their election/appointment or March 9, 2012, whichever is later.

The following table sets out the trust unit ownership levels of the Chief Executive Officer and each independent director as at December 31, 2008.

Name	Ownership Guideline		Ownership Value(1)		Guideline Met (Y) or Investment Required to Meet Guideline
	Multiple	Amount ($)	Multiple	Amount ($)
Raymond T. Chan Chief Executive Officer	3x salary	1,575,000	10x	5,288,606	Y
Independent Directors:
John A. Brussa	3x retainer	90,000	87x	2,612,388	Y
Edward Chwyl	3x retainer	90,000	51x	1,538,250	Y
Naveen Dargan	3x retainer	90,000	44x	1,318,500	Y
R.E.T. (Rusty) Goepel	3x retainer	90,000	40x	1,215,950	Y
Gregory K. Melchin	3x retainer	90,000	-	-	$90,000 (2)
Dale O. Shwed	3x retainer	90,000	101x	3,057,294	Y

 Notes:

(1)	Based on the closing price of the trust units on the TSX on December 31, 2008 (being $14.65).
(2)	Mr. Melchin has until March 9, 2012 to meet the guideline.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

(a) Based upon the definition of "independence" contained in National Instrument 52-110 "Audit Committees" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board has determined that 6 of 8 (75%) of our directors, representing a majority of directors, are independent. These six independent directors are:  John A. Brussa, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel, Gregory K. Melchin and Dale O. Shwed.  Raymond T. Chan, our Executive Chairman, and Anthony W. Marino, our President and Chief Executive Officer, are not considered to be independent.

At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session").  During the year ended December 31, 2008, a total of 12 in camera sessions were held by the Board and the Board committees.

(b) During the year ended December 31, 2008, Edward Chwyl, an independent director, acted as our Chairman.  As our Chairman, Mr. Chwyl provided overall leadership to our Board. Among other things, our Chairman maintained a liaison and communication with all of our directors and the committee chairs to co-ordinate input from directors, and optimize the effectiveness of our Board and its committees and a liaison and communication with our Chief Executive Officer to ensure that our Board received adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex.  Our Chairman was also responsible for the overall management of our Board.

(c) As part of our management succession plan, effective January 1, 2009, Mr. Chwyl resigned as Chairman, Raymond T. Chan was appointed Executive Chairman (previously Chief Executive Officer) and Anthony W. Marino was promoted to President and Chief Executive Officer (previously President and Chief Operating Officer) and appointed as a director.  As our Executive Chairman, Mr. Chan's responsibilities are similar to those described above for the Chairman of the Board.  In addition, Mr. Chan assists the Chief Executive Officer and management on strategic issues.

(d) To ensure that the Board continues to function independently of management, on February 17, 2009, the Board created the position of Lead Independent Director and appointed Edward Chwyl to this position.  The Lead Independent Director's primary role is to act as liaison between management and the independent directors to ensure the Board is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the mandate of the Board.  In this regard, the Lead Independent Director acts as chair of meetings of the Board in the absence of the Executive Chairman, acts as chair of the in camera sessions held during meetings of the Board, meets annually with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively and ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances.

(e) The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent):

(f) Director	(g) Names of Other Reporting Issuers
(h) John A. Brussa

(i) BlackWatch Energy Services Operating Corp., Cirrus Energy Corporation, Crew Energy Inc., Deans Knight Income Corporation, Divestco Inc., Enseco Energy Services Corp., Galleon Energy Inc., Harvest Operations Corp. (Harvest Energy Trust), Highpine Oil & Gas Limited, Monterey Exploration Ltd., North American Energy Partners Inc., Ontario Energy Savings Corp. (Energy Savings Income Fund), Orleans Energy Ltd., Penn West Petroleum Ltd. (Penn West Energy Trust), Progress Energy Resources Corp., Storm Exploration Inc., Trafalgar Energy Ltd. and Yoho Resources Inc.

(j) Raymond T. Chan	(k) TMX Group Inc.
(l) Edward Chwyl	(m) None
(n) Naveen Dargan	(o) Trinidad Drilling Ltd.
(p) R.E.T. (Rusty) Goepel	(q) Amerigo Resources Ltd., AutoCanada Income Fund, Spur Ventures Ltd. and Telus Corporation
(r) Anthony W. Marino	(s) None
(t) Gregory K. Melchin	(u) ENMAX Corporation
(v) Dale O. Shwed	(w) Crew Energy Inc.

Meeting Attendance

The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2008:

	Meetings Attended / Meetings Held
Name	Board	Audit Committee	Compensation Committee	Reserves Committee	Nominating and Governance Committee	Overall Attendance
(x) John A. Brussa	6/6	-	2/2	1/1	1/1	100%
(y) Raymond T. Chan (1)	6/6	5/5	2/2	1/1	1/1	100%
(z) Edward Chwyl	5/6	-	2/2	1/1	1/1	90%
(aa) Naveen Dargan	5/6	5/5	2/2	-	1/1	92%
(bb) R.E.T. (Rusty) Goepel	5/6	4/5	-	-	-	81%
(cc) Gregory K. Melchin (2)	3/3	2/2	-	-	-	100%
(dd) Dale O. Shwed	5/6	3/3	-	1/1	-	90%

 Notes:

(1)	During 2008, Mr. Chan served as our Chief Executive Officer. In this capacity, he was invited to attend all committee meetings.
(2)	Mr. Melchin became a director on May 20, 2008.

Board Mandate

The mandate of our Board is attached as Schedule "A" hereto.

Board Committees

Our Board has four committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Reserves Committee, all members of whom are independent directors.  No separate committees have been established to deal with health, safety and environmental matters as the Board has accepted overall responsibility for them.

 Audit Committee

The members of the Audit Committee are Naveen Dargan (Chairman), R.E.T. (Rusty) Goepel and Gregory K. Melchin.  The committee's mandate includes:

•
reviewing financial statements, management's discussion and analysis, annual information forms, prospectuses and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing our internal control systems and procedures; and

•	reviewing risk management policies and procedures.

 Compensation Committee

(ee) The members of our Compensation Committee are Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan.  The committee's mandate is to formulate and make recommendations to our Board in respect of compensation issues relating to our directors, officers and employees and among other duties, the committee:

•	reviews our compensation and remuneration policy for our employees and recommends to the Board changes to improve our ability to recruit, retain and motivate employees;

•	reviews and recommends to the Board the retainers and fees to be paid to members of the Board;

•	reviews and recommends to the Board performance objectives and the compensation and benefits package for the Chief Executive Officer;

•	recommends to the Board, after receiving input from the Chief Executive Officer, the compensation and benefits package for our senior management;

•	administers our trust unit rights incentive plan, including the granting of Incentive Rights;

•	determines and approves bonuses to be paid to our officers and employees and establishes targets or criteria for the payment of such bonuses, if appropriate; and

•	prepares and recommends to the Board any required disclosures of director and officer compensation and compensation practices to be included in the information circular of Baytex Energy Trust.

Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor has not, at any time during the year ended December 31, 2008, been retained to assist in determining compensation for any of our directors and officers.  See also "Compensation Discussion and Analysis" above.

Nominating and Governance Committee

The members of our Nominating and Governance Committee are John A. Brussa (Chair), Edward Chwyl and Naveen Dargan.  The committee's mandate includes:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors;

•	recommending suitable candidates for nominees for election or appointment as directors;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Executive Chairman of the Board, the Lead Independent Director, the Chair of each of the Board committees and the Chief Executive Officer;

•	developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and minimum trust unit ownership guidelines; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in the information circular of Baytex Energy Trust.

Reserves Committee

The members of our Reserves Committee are Dale O. Shwed (Chairman), Edward Chwyl and John A. Brussa. Our Reserves Committee's mandate includes:

•
reviewing our procedures relating to the disclosure of information with respect to our oil and gas activities, including reviewing our procedures for complying with disclosure requirements and restrictions set forth under applicable securities requirements;

•	reviewing our procedures for providing information to the independent reserves evaluator;

•
meeting, as considered necessary, with management and the independent reserves evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on our reserves data and to review the reserves data and the report thereon of the evaluator (if such report is provided);

•
reviewing the appointment of the independent reserves evaluator and, in the case of any proposed change to the evaluator, determine the reason therefor and whether there have been any disputes with management;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the statement of the reserves data and other information that may be prescribed by applicable securities requirements including any reports of the independent reserves evaluator and of management in connection therewith;

•	reviewing our procedures for reporting other information associated with our oil and gas producing activities; and

•	generally, reviewing all matters relating to the preparation and public disclosure of estimates of our reserves.

Orientation and Continuing Education

(ff) No formal education program currently exists for the orientation of new directors.  Existing directors provide orientation and education to new members on an informal and ad hoc basis.  In addition, new directors of the Baytex are given copies of the mandate of the Board and each of our committees, our corporate policies, our by-laws as well as agendas and minutes of the Board and committee meetings for the preceding 12 months.  In addition, new directors receive a presentation by management on our business.

(gg) No formal continuing education program currently exists for our directors.  Each of our directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process.  In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

(hh) Directors Retirement Plan

 We do not have a directors retirement plan.

Ethical Business Conduct

(ii) Our Board has adopted a code of business ethics applicable to all members of Baytex, including directors, officers and employees (the "Code").  A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 6, 2009) and on our website at www.baytex.ab.ca.  Each employee, officer and director is required to confirm annually that he or she has read, understood and complied with the Code.  Any reports of variance from the Code will be reported to the Board.  There have been no material change reports filed since the beginning of the year ended December 31, 2008, that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.  Our Board has also adopted a code of ethics for our principal executive officer and senior financial officers, a copy of which is accessible on our website at www.baytex.ab.ca.

(jj) In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.

(kk) Our Board has also adopted a whistleblower policy which provides employees with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct.  Our Board believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct.  A copy of our whistleblower policy is accessible on our website at www.baytex.ab.ca.

Nomination of Directors

(ll) The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of unitholders.  This committee has written Terms of Reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.

(mm) In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole, the competencies and skills that each existing director possesses and the competencies and skills each new nominee will bring to his position. The committee also considers whether or not each new nominee can devote sufficient time and resources to his duties as a board member.

Assessments

We have not commenced a formal process of assessing the Board and its committees or the individual directors.  To date, our Board has satisfied itself that the board, its committees and individual directors are performing effectively through informal discussions.

Position Descriptions

(nn) Our Board has developed written position descriptions for the Executive Chairman of the Board, the Lead Independent Director, the chairman of each of the committees of the Board and for our Chief Executive Officer.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2008, or in any proposed transaction, which has affected or would materially affect us.

INTEREST OF CERTAIN PERSONS AND COMPANIES

IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.

ADDITIONAL INFORMATION

Our financial information is provided in our annual audited consolidated financial statements for the year ended December 31, 2008 and the related management's discussion and analysis of financial condition and results of operations contained in our 2008 annual report.  Our annual information form also contains disclosure relating to our audit committee and the fees paid to Deloitte & Touche LLP in 2008.  Copies of our annual report, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Chief Financial Officer of Baytex Energy Ltd. at Suite 2200, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 269-4282.  These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting.  However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Dated: April 16, 2009

SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS OF BAYTEX ENERGY LTD.

The Board of Directors (the "Board") of Baytex Energy Ltd. (the "Corporation") is responsible for the stewardship of the Corporation, any other subsidiaries, partnerships and trusts of Baytex Energy Trust and Baytex Energy Trust to the extent delegated to the Corporation under the trust indenture (collectively, "Baytex").  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.  In general terms, the Board will:

•	in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving Baytex's principal objectives as defined by the Board;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Baytex's business, which plans must:

•           be designed to achieve Baytex's principal objectives;

•	identify the principal strategic and operational opportunities and risks of Baytex's business; and

•           be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	identify the principal risks of Baytex's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•           approve the annual operating and capital plans;

•	approve acquisitions and dispositions in excess of which require approval pursuant to expenditure limits established by the Board;

•           approve the establishment of credit facilities; and

•           approve issuances of additional Trust Units, Exchangeable Shares or other instruments to the public.

Monitoring and Acting

•	monitor Baytex's progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resources policies and procedures, including compensation and succession planning;

•           appoint the CEO and determine the terms of the CEO's employment with Baytex;

•           approve the distribution policy of Baytex;

•	ensure systems are in place for the implementation and integrity of Baytex's internal control and management information systems;

•           in consultation with the CEO, develop a position description for the CEO;

•           evaluate the performance of the CEO at least annually;

•	in consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business;

•	in consultation with the CEO, appoint all officers of Baytex and approve the terms of each officer's employment with Baytex;

•           develop a system under which succession to senior management positions will occur in a timely manner;

•           approve any proposed significant change in the management organization structure of Baytex;

•           approve all retirement plans for officers and employees of Baytex;

•           in consultation with the CEO, establish a disclosure policy for Baytex;

•           generally provide advice and guidance to management; and

•           approve all matters relating to a take-over bid for the securities of Baytex.

Finances and Controls

•	review Baytex's systems to manage the risks of Baytex's business and, with the assistance of management, Baytex's auditors and others (as required), evaluate the appropriateness of such systems;

•           monitor the appropriateness of Baytex's capital structure;

•	ensure that the financial performance of Baytex is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

•
in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of  Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees;

•	require that the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

•           approve material contracts to be entered into by the Corporation;

•           recommend to unitholders of Baytex a firm of chartered accountants to be appointed as Baytex's auditors;

•
ensure Baytex's oil and gas reserves report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles and applicable securities laws; and

•
take reasonable actions to gain reasonable assurance that all financial information made public by Baytex (including Baytex's annual and quarterly financial statements) is accurate and complete and represents fairly its financial position and performance.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•           selecting nominees for election to the Board;

•           facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•           appointing a Chairman of the Board;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

•           defining the mandate of each committee of the Board;

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and

•	establishing a system to enable any director to engage an outside adviser at the expense of Baytex;

•	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and

•           review annually the adequacy and form of the compensation of directors.

Delegation

•	the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

Composition

•	the Board should be composed of at least three individuals elected by the unitholders and exchangeable shareholders at the annual meeting;

•
a majority of Board members should be "independent directors" (within the meaning of National Instrument 52-110) and free from any business or other relationship that could impair the exercise of independent judgment;

•	members should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues; and

•	board members should offer their resignation from the Board to the Chairman of the Board following:

•	a change in personal circumstances which would reasonably interfere with the ability to serve as a Director; or

•	a change in personal circumstances which would reasonably reflect poorly on Baytex (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

Meetings

•	the Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;

•	the Board shall meet at the end of its regular meetings without members of management being present;

•	minutes of each meeting shall be prepared;

•	the CEO and Chief Financial Officer shall be available to attend all meetings of the Board upon invitation by the Board; and

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Authority

•	the Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board; and

•	the Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Baytex.